Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Pasithea Therapeutics Corp. on Form S-8 [FILE NO. 333-267535 and 333-271011] and Form S-3 [FILE NO. 333-271010 and 333-271896] of our report dated March 28, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Pasithea Therapeutics Corp. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report is included in this Annual Report on Form 10-K of Pasithea Therapeutics Corp. for the year ended December 31, 2023.

/s/ Marcum llp

New Haven, CT

March 28, 2024